Exhibit 99.1

Nephros, Inc. 41 Grand Ave River Edge, NJ 07661 T: 201. 343. 5202 F: 201. 343. 5207 www.nephros.com

PRESS RELEASE

Nephros Announces Funding from Warrant Exercise by Wexford Capital and Plan to Temporarily Reduce Exercise Price for All Outstanding Warrants

RIVER EDGE, NJ, September 30, 2015 /PR Newswire-FirstCall/ -- Nephros, Inc. (OTCQB:NEPH), a commercial stage medical device company that develops and sells high performance liquid purification ultrafilters and an on-line mid-dilution hemodiafiltration system for use with a hemodialysis machine for the treatment of chronic renal failure patients, announced today that it has entered into a Warrant Amendment and Exercise Agreement with Lambda Investors LLC (“Lambda”), an affiliate of Wexford Capital LP (“Wexford”), and its plans to initiate a tender offer to temporarily reduce the exercise price for all remaining outstanding warrants by 50% of the stated exercise price of each respective warrant.

Pursuant to the Warrant Amendment and Exercise Agreement, the Company agreed to reduce the current exercise price of the Class D Warrant held by Lambda representing the right to purchase 11,742,100 shares of the Company’s common stock by 50%, to $0.15 per share, in exchange for Lambda’s agreement to exercise such warrant in its entirety. The Company received approximately $1.76 million in cash proceeds from Lambda’s exercise of the Class D Warrant. Following such exercise, no Class D Warrants remain outstanding.

In addition, Nephros has committed to initiating a tender offer to the holders of all of its remaining outstanding warrants pursuant to which it will offer such holders the right to exercise their respective warrants at a 50% discount to their current exercise prices, which range from $0.40 to $0.85 per share. If all remaining warrants are exercised at the discounted prices, Nephros would receive additional proceeds of approximately $1.39 million. The details of the proposed offer to exercise the Company’s remaining warrants will be announced next month.

“Daron has had an immediate positive impact on Nephros operations, and Wexford fully supports his vision for the company,” stated Dr. Paul Mieyal of Wexford. “In addition, we applaud the board’s creativity in providing an incentive for all existing warrant holders to exercise their warrants as a means to raise working capital without impacting the fully diluted capitalization of the company.”

“I appreciate Wexford’s continued support of Nephros and am pleased that all warrant holders have the opportunity to take advantage of this temporary discount,” said Daron Evans, CEO of Nephros. “The Class D Warrant held by Lambda was subject to a price-based anti-dilution adjustment provision, which required the warrant to be recorded as a liability on our balance sheet. The exercise of the Class D Warrant provides cash for operations and eliminates this warrant liability, which was over $7 million at the end of the last quarter. I am committed to expanding our water filter product line in both medical and commercial applications, with the goal of growing sales and achieving positive cash flow from operations in 2016.”

“The additional funding will also allow us to initiate our OLpūr H2H 2.0 project. Utilizing feedback from nurses, technicians and doctors from the on-going hemodiafiltration system evaluations, we intend to upgrade the OLpūr H2H system to make it easier to use and maintain, and less costly to manufacture. We believe that full capitation is coming to the dialysis industry, and that HDF therapy will offer service providers a powerful tool to reduce the overall cost of care for certain subsets of patients with end stage renal disease.”

Additional Information

The discussion of the proposed tender offer contained in this press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell securities. The offer to exercise the Company’s outstanding warrants has not yet commenced. The offer to exercise the will be made only pursuant to a written offer and other related materials that are expected to be mailed to all holders of the Company’s warrants shortly after commencement of the tender offer, at no expense to the holders. Holders of the Company’s outstanding warrants should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO-I (the “Tender Offer Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the offer to exercise and other related materials, will also be available to warrant holders at no charge on the SEC’s website at www.sec.gov or from the Company. Holders of the Company’s warrants are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

About Nephros, Inc.

Nephros is a commercial stage medical device company that develops and sells high performance liquid purification filters, as well as a hemodiafiltration system for the treatment of patients with end stage kidney disease. Its filters, which it calls ultrafilters, are used primarily in medical applications. Nephros ultrafilters are used by dialysis centers for the removal of biological contaminants from the water and bicarbonate concentrate feeding hemodialysis devices. Additionally, Nephros ultrafilters are used in hospitals and medical clinics as an aid in infection control by retaining bacteria (e.g., Legionella, Pseudomonas), virus and endotoxin from water used by patients.

For more information about Nephros, please visit the company’s website at www.nephros.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the proposed tender offer relating to the Company’s outstanding warrants, including the timing of its commencement and potential proceeds therefrom, the Company’s plan to upgrade its OLpūr H2H system with the proceeds from the exercise of the Class D Warrant, the Company’s beliefs concerning the benefits that will result from HDF therapy, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Nephros Inc.’s reports filed with the U.S. Securities and Exchange Commission, including with respect to Nephros, its Annual Report on Form 10-K for the year ended December 31, 2014. Nephros, Inc. does not undertake any responsibility to update the forward-looking statements in this release.

Contact:

Investor:

PCG Advisory Group

Kirin M. Smith, Chief Operating Officer

Direct: 646-863-6519

www.pcgadvisory.com